Resin Systems Completes $10 Million Equity Offering

Calgary, Alberta, July 11, 2008: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, today announced the closing of its previously announced private placement. At closing, 9,615,385 common shares (the "Common Shares") of RS were issued at a price of $1.04 per share for gross proceeds of $10.0 million. A director of RS acquired 2,672,000 Common Shares pursuant to the private placement.

RS intends to use the proceeds of the offering for general corporate purposes.

All of the Common Shares issued by RS pursuant to the private placement are subject to a hold period until November 12, 2008.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two initial products, and continues to identify a growing list of additional innovative products. RS designs, engineers and develops its products in-house, while outsourcing where applicable, its manufacturing and distribution.

For the latest on RS's developments, go to the company's website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Resin Systems Inc.

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com

This news release contains forward-looking statements. These forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control. Many of these risks and uncertainties are described in RS's 2007 annual information form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances except as required by applicable securities laws.